UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

     REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 26 February 2014

Telecom Corporation of New Zealand Limited (“Telecom”)

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(Translation of registrant’s name into English)

New Zealand

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(Jurisdiction of incorporation or organization) Level 2 Telecom Place 167 Victoria Street West Auckland 1010 New Zealand

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): n/a

This report on Form 6-K contains the following:

1. Stock Exchange Announcement – David Yuile to depart Telecom

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 26 February 2014	By:	/s/ Silvana Roest

	Name:	Silvana Roest
	Title:	Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

26 February 2014

DAVID YUILE TO DEPART TELECOM

Telecom has today announced that David Yuile, CEO of AAPT, will be leaving AAPT effective 28 February 2014, and will accordingly cease to be an officer of Telecom Corporation of New Zealand Limited on that date.

Telecom Chief Executive, Simon Moutter, said that Mr Yuile has been instrumental in driving the transformation of AAPT over the past few years into a highly competitive data and internet provider.

This work has culminated in the sale of AAPT to TPG for A$450million, due to be settled on 28 February 2014.

“David and his management team have done an outstanding job during the last three years to simplify, stabilise and reshape the company. With AAPT now performing very well and joining the TPG group, David departs with our thanks and best wishes,” said Mr Moutter.

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For media queries, please contact: Richard Llewellyn Head of Communications +64 (0) 27 523 2362

For investor relations queries, please contact: Mark Laing General Manager Corporate Finance +64 (0) 27 227 5890

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand